THOMAS E. BOCCIERI

Attorney At Law

561 Schaefer Avenue

Oradell, NJ 07649

201/983-2024

Fax No. 201/265-6069

Email: tboccieri@verizon.net

November 22, 2012

Susan Block, Attorney-Advisor

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:

American International Ventures, Inc.

File No. 000-30368

Form 8-K, Filed June 1, 2012

Form 8-K/A filed on November 9, 2012

Dear Ms. Block:

Please be advised that this firm has been retained as new counsel by American International Ventures, Inc.  I am in receipt of your comment letter dated June 28, 2012 regarding the company’s Form 8-K filed on June 1, 2012.  Both the undersigned and the Registrant hereby acknowledge that the company’s Form 8-K/A filed on November 9, 2012 in response to said comment letter failed to include an accompanying and detailed covering response letter as required by the Staff.  In conjunction with the Registrant, I will prepare and cause to be filed said covering response letter. In light of the facts that this is Thanksgiving week, and I have to familiarize myself with the file, I hope to file this document during the week of December 10, 2012.

If you have any questions, please contact the undersigned.

Sincerely yours,

/s/ Thomas E. Boccieri
Thomas E. Boccieri

cc: Jack Wagenti, American International Ventures, Inc. (via email)